SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                 RULED 13D-2(A) UNDER THE SECURITIES ACT OF 1934
                               (AMENDMENT NO. 1)

                           OPHTHALMIC IMAGING SYSTEMS
                                (Name of Issuer)


               COMMON STOCK                            683737209
               NO PAR VALUE
       (Title of class of securities)                (CUSIP number)

                                   URI GEIGER
                       U.M. ACCELMED, LIMITED PARTNERSHIP
                                6 HACHOSHLIM ST.
                                HERZELIA, ISRAEL
                          TELEPHONE: 011-972-9-788-3330

   (Name, address and telephone number of person authorized to receive notices and communications)

                                  MAY 27, 2010
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP NO. 683737209                                              PAGE 2 OF 10

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:            U.M. ACCELMED, LIMITED PARTNERSHIP

     I.R.S. IDENTIFICATION NO.
     OR ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e):           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        0
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER:
    BENEFICIALLY        16,549,679
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER:
     REPORTING          0
    PERSON WITH    -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        16,549,679
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     16,549,679
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     49.4%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     PN
--------------------------------------------------------------------------------

*Based on 26,719,839 shares of Common Stock outstanding on May 12, 2010 as reported by Ophthalmic Imaging Systems in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the "SEC") on May 12, 2010.

CUSIP NO. 683737209                                              PAGE 3 OF 10

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:            A.M. ACCELMED MANAGEMENT (2009) LTD.

     I.R.S. IDENTIFICATION NO.
     OR ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e):           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        0
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER:
    BENEFICIALLY        16,549,679
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER:
     REPORTING          0
    PERSON WITH    -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        16,549,679
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     16,549,679
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     49.4%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
--------------------------------------------------------------------------------

* Based on 26,719,839 shares of Common Stock outstanding on May 12, 2010 as reported by Ophthalmic Imaging Systems in its Quarterly Report on Form 10-Q, as filed with the SEC on May 12, 2010.

CUSIP NO. 683737209                                              PAGE 4 OF 10

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:            M. ARKIN (1999) LTD.

     I.R.S. IDENTIFICATION NO.
     OR ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e):           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        0
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER:
    BENEFICIALLY        16,549,679
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER:
     REPORTING          0
    PERSON WITH    -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        16,549,679
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     16,549,679
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     49.4%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     CO
--------------------------------------------------------------------------------

* Based on 26,719,839 shares of Common Stock outstanding on May 12, 2010 as reported by Ophthalmic Imaging Systems in its Quarterly Report on Form 10-Q, as filed with the SEC on May 12, 2010.

CUSIP NO. 683737209                                              PAGE 5 OF 10

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:            MOSHE ARKIN

     I.R.S. IDENTIFICATION NO.
     OR ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e):           [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER:
                        0
     NUMBER OF     -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER:
    BENEFICIALLY        16,549,679
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER:
     REPORTING          0
    PERSON WITH    -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER:
                        16,549,679
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     16,549,679
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     49.4%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     IN
--------------------------------------------------------------------------------

* Based on 26,719,839 shares of Common Stock outstanding on May 12, 2010 as reported by Ophthalmic Imaging Systems in its Quarterly Report on Form 10-Q, as filed with the SEC on May 12, 2010.

      The Schedule 13D filed on July 6, 2009 (the "Original Schedule 13D") relating to shares of common stock, no par value (the "Common Stock"), of Ophthalmic Imaging Systems, a company organized under the laws of California ("OIS"), is hereby amended as set forth below in this Amendment No. 1 (this "Schedule 13D") in connection, among others, with the completion of the 2nd Installment of the Purchase Agreement dated June 24, 2009 (both of which as defined in the Original Schedule 13D).

ITEM 1.   SECURITY AND ISSUER

Item 1 is hereby amended and restated as follows:

      This Schedule 13D relates to the shares of Common Stock, no par value, of OIS. The address of the principal executive office of OIS is 221 Lathrop Way, Suite I, Sacramento, CA 95815.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by adding the following paragraphs at the end thereof:

      On January 6, 2010, the Limited Partnership purchased 124,286 shares of Common Stock from MediVision Medical Imaging Ltd. ("MediVision) for $0.70 a share.

      In addition, on May 25, 2010, OIS issued to the Limited
Partnership 3,581,089 shares of Common Stock and a warrant to purchase up to an aggregate of 1,193,696 shares of Common Stock for an aggregate purchase price of $1,999,967, which represented completion of the 2nd Installment of the Purchase Agreement, as more fully described in the Form 8-K filed by OIS on May 27, 2010.

      The funds used by the Limited Partnership to purchase the shares of Common Stock and warrants have and will come from capital contributions by limited partners.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following paragraphs at the end thereof:

      The shares of Common Stock acquired by the Limited Partnership on May 25, 2010, together with shares previously acquired by the Limited Partnership, represent approximately 44.0% of OIS's outstanding share capital. Considering both the shares of Common Stock and warrants that the Limited Partnership acquired in the 1st and 2nd Installments (the warrants received in the 1st Installment, but not the 2nd Installment, are currently exercisable), the Limited Partnership owns 49.4% of the outstanding shares of OIS on a beneficial ownership basis.

      On February 21, 2008, shareholders of OIS approved an amendment to the Company's Amended and Restated Bylaws to increase the number of authorized directors from not less than five (5) nor greater than nine (9) individuals to serve as the Board of Directors of the Company (the "Board").

      On August 12, 2009, Moshe Arkin resigned from Board, and, at the same time, Menachem Inbar was appointed by the Limited Partnership as an independent member of the Board in accordance with the Voting Agreement (defined in the Original Schedule 13D), as more fully described in the Form 8-K filed by OIS on August 18, 2009. As further described in that Form 8-K Mr. Inbar's appointment by the Limited Partnership requires that the Company pay an annual management fee to the Limited Partnership of $20,000 plus VAT (to the extent applicable) for Mr. Inbar's services on the Board.

      On September 8, 2009, OIS filed with the SEC a registration statement covering the resale of 9,633,228 shares of Common Stock and 3,211,076 shares of Common Stock issuable upon exercise of warrants issued to the Limited Partnership in the 1st Installment. This registration statement has not yet been declared effective.

      On September 17, 2009, the Board unanimously adopted resolutions authorizing an increase in the number of authorized shares of the Company's Common Stock from 35,000,000 shares to 100,000,000 shares and a corresponding amendment to our Articles of Incorporation to effect the share increase, as more fully described in the Schedule 14C filed by OIS on November 6, 2009.

      On October 21, 2009, OIS announced that it had consummated the transactions contemplated in the Asset Purchase Agreement (as defined in the Original Schedule 13D) dated June 24, 2009 with MediVision to purchase substantially all the assets and undertake certain liabilities of MediVision. None of the Reporting Persons is a party to these transactions, which are more fully described in the Form 8-K filed by OIS on October 27, 2009.

      Other than as previously reported and as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) and (b) is hereby amended and restated as follows:

(a)  and (b)

      As of the date hereof, the Limited Partnership is deemed to be the direct beneficial owner of 16,549,679 shares of Common Stock, including 13,338,603 shares of Common Stock and a warrant to purchase up to 3,211,076 shares of Common Stock, which represents approximately 49.4% of the number of shares of Common Stock outstanding. The Limited Partnership has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the shares of Common Stock held by the Limited Partnership.

      As the general partner of the Limited Partnership, the General Partner may be deemed to be the indirect beneficial owner of the 16,549,679 shares of Common Stock beneficially held by the Limited Partnership, which represents approximately 49.4% of the number of shares of Common Stock outstanding. The General Partner has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the shares of Common Stock held by the Limited Partnership.

      As the controlling shareholder of the General Partner, Arkin's Company may be deemed to be the indirect beneficial owner of the 16,549,679 shares of Common Stock beneficially held by the Limited Partnership, which represents approximately 49.4% of the number of shares of Common Stock outstanding . Arkin's Company has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the shares of Common Stock held by the Limited Partnership.

      As the controlling shareholder and sole director of Arkin's Company, Moshe Arkin may be deemed to be the indirect beneficial owner of the 16,549,679 shares of Common Stock beneficially held by the Limited Partnership, which represents approximately 49.4% of the number of shares of Common Stock outstanding. Mr. Arkin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the shares of Common Stock held by the Limited Partnership.

      Each such entity and individual named above disclaims beneficial ownership of any such shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any such entity or individual is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

      The Reporting Parties have acted in concert in connection with the transaction described herein. Consequently, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

      Percentages set forth in this Schedule 13D were calculated based on 26,719,839 shares of Common Stock outstanding on May 12, 2010 as reported by Ophthalmic Imaging Systems in its Quarterly Report on Form 10-Q, as filed with the SEC on May 12, 2010.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by adding the following paragraphs at the end thereof:

      On December 28, 2009, the Limited Partnership entered into Share Transfer Agreement with MediVision to purchase 124,286 shares of Common Stock from MediVision for $87,000. The transaction was consummated on January 6, 2010.

      On May 25, 2010, OIS issued to the Limited Partnership 3,581,089 shares of Common Stock and a warrant to purchase up to an aggregate of 1,193,696 shares of Common Stock, for an aggregate purchase price of $1,999,967, which represented completion of the 2nd Installment of the Purchase Agreement.

      The warrants received in the 2nd Installment (the "2nd Installment Warrants") entitle the Limited Partnership to purchase 1,193,696 shares of Common Stock at an exercise price of $1.00 per share. The exercise price will be adjusted and the number of shares of Common Stock to be issued upon exercise of the 2nd Installment Warrant will be adjusted upon the occurrence of the payment of a stock dividend or a stock split. In addition, the 2nd Installment Warrant includes certain anti-dilution provisions which are triggered if OIS issues or sells any shares of Common Stock, securities convertible into shares of Common Stock, any right to purchase shares of or reprice the Common Stock at an effective per share selling price less than $1.00 per share. Upon the occurrence of an anti-dilution event specified in the immediately preceding sentence, the exercise price of the 2nd Installment Warrant will be adjusted pursuant to a weighted-average formula.

      The 2nd Installment Warrant may be exercised beginning on the earliest of the following: (i) the date that OIS consummates a merger with and into another corporation or the date OIS consummates a sale, transfer or other disposition of all or substantially all of its assets, (ii) the date that the average closing price per share of OIS's Common Stock on the OTC Bulletin Board (or wherever the Common Stock is listed or quoted for trading on the date in question) for 10 consecutive trading days exceeds $2.00, (iii) the date OIS's Board of Directors offers a transaction pursuant to which OIS will raise at least $1.5 million in capital raising transaction with persons who are shareholders of MediVision, and
(iv) March 23, 2012. The 2nd Installment Warrant expires on June 23, 2012.

      The above description of the Share Transfer Agreement and of the 2nd Installment Warrant is a brief summary only and is qualified in its entirety by the terms of such agreements, which are filed hereto as Exhibits 12 and 13, respectively, and are incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

      The following Exhibits are filed herewith:

1 Joint Filing Agreement, dated as of July 6, 2009, by and among the Reporting Persons (incorporated herein by reference to Exhibit 1 to the Original Schedule 13D filed on July 6, 2009).

2 Purchase Agreement dated June 24, 2009, by and between Ophthalmic Imaging Systems and U.M. AccelMed, Limited Partnership (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

3 Warrant dated June 24, 2009, issued in favor of U.M. AccelMed, Limited Partnership (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29,
      2009).

4     Form of 2nd Installment Warrant (incorporated herein by reference to
      Exhibit 10.3 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

5 Agreement dated June 24, 2009, by and among U.M. AccelMed, Limited Partnership, MediVision Medical Imaging Ltd., Agfa Gevaert N.V., Delta Trading and Services (1986) Ltd., Gil Allon, Noam Allon, Ariel Shenhar and Yuval Shenhar (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29,
      2009).

6 Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

7 Asset Purchase Agreement dated June 24, 2009, by and between Ophthalmic Imaging Systems and MediVision Medical Imaging Ltd. (incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

8 Escrow Agreement dated June 24, 2009, by and among Ophthalmic Imaging Systems, MediVision Medical Imaging Ltd. and Stephen L. Davis, Esq. (incorporated herein by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

9 Letter Agreement dated June 24, 2009, by and between Ophthalmic Imaging Systems and Mizrahi Tefahot Bank Ltd. (incorporated herein by reference to
      Exhibit 10.8 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

10 Extension Agreement dated June 24, 2009, by and between the Company, The Tail Wind Fund Ltd. and Solomon Strategic Holdings (incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29, 2009).

11 Form of Warrant (incorporated herein by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on June 29,
      2009).

12 Share Transfer Agreement dated December 28, 2009 between MediVision Ltd. and U.M. AccelMed LP.

13 Warrant dated May 25, 2010, issued in favor of U.M. AccelMed, Limited Partnership (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ophthalmic Imaging Systems on May 27,
      2010).

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2010

                                       U.M. ACCELMED, LIMITED PARTNERSHIP

                                       BY: A.M. ACCELMED MANAGEMENT (2009) LTD.,
                                       GENERAL PARTNER

                                       /s/ Uri Geiger
                                       -----------------------------------------
                                       Uri Geiger
                                       Chairman

                                       A.M. ACCELMED MANAGEMENT (2009) LTD.

                                       /s/ Uri Geiger
                                       -----------------------------------------
                                       Uri Geiger
                                       Chairman

                                       M. ARKIN (1999) LTD.

                                       /s/ Moshe Arkin
                                       -----------------------------------------
                                       Moshe Arkin
                                       Director

                                       MOSHE ARKIN

                                       /s/ Moshe Arkin
                                       -----------------------------------------

                                       10